UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-37824

CUSIP Number: 453204109

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Impinj, Inc.

Full Name of Registrant

Former Name if Applicable

400 Fairview Avenue North, Suite 1200

Address of Principal Executive Office (Street and Number)

Seattle, Washington 98109

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Impinj, Inc. (“Impinj”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (the “Form 10-Q”).

As previously announced in the Form 8-K filed on August 3, 2018, the Audit Committee of Impinj’s Board of Directors (the “Audit Committee”) has commenced an independent investigation in connection with a complaint filed by a former employee. The Audit Committee has retained independent counsel to assist it in its investigation. Impinj has contacted the

Securities and Exchange Commission (“SEC”) to advise it that an independent investigation is underway, and the Audit Committee intends to provide additional information to the SEC as appropriate as the investigation proceeds. Impinj cannot predict the duration or outcome of the investigation, and will not be in a position to file the Form 10-Q until the Audit Committee completes its investigation.  The conclusion of the Audit Committee’s investigation may or may not result in adjustments to the financial statements and related disclosures, as well as any impact on internal controls over financial reporting.  Therefore, Impinj will not be able, without unreasonable effort or expense, to timely file the Form 10-Q by the deadline prescribed by SEC rules and there is no assurance that Impinj will be able to file the Form 10-Q within the five calendar day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yukio Morikubo	206	517-5300
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No*

*	Impinj is unable to provide a reasonable estimate of its result of operations for the three and six months ended June 30, 2018 for the reasons set forth in Part III above.

Impinj, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 10, 2018	By	/s/ Chris Diorio
Chris Diorio
Chief Executive Officer